UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at October 28, 2008

FARALLON RESOURCES LTD.
Ste. 428 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: October 31, 2008

Print the name and title of the signing officer under his signature.

 Ste. 428 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON INITIATES OFF-TAKE AGREEMENT WITH TRAFIGUR

October 28, 2008, Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that it has initiated the off-take agreement with Trafigura Beheer BV Amsterdam ("Trafigura") for zinc concentrate produced from the Company's G-9 mine at the Campo Morado polymetallic (zinc, copper, lead, silver, gold) property in Guerrero State, Mexico.

G-9 concentrates are being trucked in bulk from the site to the port at Manzanillo, a full service facility utilized by a number of mines in central Mexico. Farallon trucked its first concentrate on October 12, 2008, and since that time some 2,000 tonnes have been transported to the storage facilities at the port. Concentrate shipments will increase to 2,600 tonnes per week once full mine production is achieved.

The contract with Trafigura provides for the receipt of advance payments for concentrates stored at the port. Farallon has chosen to initiate the contract to take advantage of this provision. Payments are to be made in US dollars. An advance payment for 500 tonnes of zinc concentrate, a total of US$133,000, has been received.

President and CEO Dick Whittington said "It is my pleasure to announce receipt of the first payment from production at the G-9 mine. The initiation of our off-take agreements with Trafigura and commencement of revenue generation for the G-9 mine is another major milestone for the Company, achieved through the focused efforts of the project team over the past two years."

Farallon has advanced the G-9 Project through a ‘Parallel Track’ program. Drilling expanded and confirmed the high-grade mineralization within the G-9 deposit in parallel with project construction and development activities. Underground drilling, stope access and development, and mining using an open stope method is currently taking place in the North and West Extension zones of the G-9 deposit. The mill is mechanically and electrically complete, and commissioning has been underway over the past two months. The rated mill capacity of 1,500 tonnes per day has been achieved, producing zinc concentrate over a sustained period. Completion of access to the high-grade Southeast zone and initial stope development in this zone is expected in December, with full production targeted for January 2009.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of any additional financing that may be required to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.